SUB-ITEM 77(C)
MATTERS SUBMITTED TO SHAREHOLDER VOTE


         The shareholders of the Rydex Dynamic Funds (the "Trust"), approved the following by unanimous consent on or about April 30 2004:

(1) The Investment Advisory Agreement between Rydex Dynamic Funds and PADCO Advisors II, Inc.; and (2) Cory A. Colehour, J. Kenneth Dalton, John O. Demaret, Patrick T. McCarville, Roger Somers and Carl G. Verboncoeur as trustees of the Trust.